September 8, 2005


Mail Stop 4561


David M. Otto
Secretary
Dtomi, Inc.
601 Union Street
Seattle, WA 98101

RE:		Dtomi, Inc.
      File No. 0-27277
Preliminary Information Statement on Form 14C
		Filed on August 24, 2005

Dear Mr. Otto :

      This is to advise you that we are limiting our review of the above information statement to certain portions of your 10-QSB for the quarter ended June 30, 2005, which is incorporated by reference into your information statement.

Form 10-QSB for the Quarter Ended June 30, 2005

Item 3. Controls and Procedures, page 10

1. Please revise your disclosure to clarify that the evaluation of disclosure controls was conducted as of the end of the period covered by the report.

2. Please clearly state that Mr. Otto performs the functions of your chief executive officer, if true. Otherwise, revise to include the conclusions of the person performing this function regarding effectiveness of your disclosure controls and procedures.

3. Please clarify if true, in the final sentence under this heading, that there have been no changes in your internal controls over financial reporting during the time period covered. See Item
308(c)
of Regulation S-B.


Exhibits

4. We note that the wording of the certifications set forth in Exhibits 31.1 and 31.2 does not track the current wording required by
Item 601(b)(31) of Regulation S-B. See SEC Release No. 33-8518. Please revise your certifications to comply with the requirements of
Item 601(b)(31) of Regulation S-B.

      We will not conduct any further review of the information
statement.   As such, all persons who are responsible for the
adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, prior to filing your definitive information statement, please furnish a letter, acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	If you have any questions, please call Amanda McManus, attorney-advisor, at (202) 551-3412 or the undersigned at (202) 551-3694.


      Sincerely,



Owen Pinkerton
Senior Counsel

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David M. Otto
Dtomi, Inc.
September 8, 2005
Page 1